SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2010

                           STARLIMS Technologies Ltd.
                              (Name of Registrant)

                   32B Habarzel Street, Tel Aviv 69710, Israel
                     (Address of Principal Executive Office)


                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F [X]    Form 40-F [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]


                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes [ ] No [X]


                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

This Report on Form 6-K is incorporated by reference into the Registrant's Form S-8 Registration Statement File Nos. 333-146593.

                           STARLIMS Technologies Ltd.


      On December 14, 2009, STARLIMS Technologies Ltd. (the "Company") entered into an Agreement and Plan of Merger with Abbott Investments Luxembourg Sarl, a company organized under the laws of Luxembourg ("Parent") and Scorpio Designated Corporation Ltd., an Israeli company and a wholly-owned subsidiary of Parent ("Merger Sub"), pursuant to which the Merger Sub will merge with and into the Company and the Company will become a wholly-owned subsidiary of Parent (the "Merger"). The Merger was approved by the Company's shareholders at an extraordinary meeting held on February 16, 2010. As a result of the Merger, each outstanding ordinary share of the Company (other than ordinary shares owned by the Company or any direct or indirect wholly-owned subsidiary of the Company and ordinary shares owned by Parent or Merger Sub) will be converted into the right to receive $14.00 in cash (without interest and less any applicable withholding tax).

      The Merger is expected to close on March 22, 2010, upon the issuance by the Israeli Companies Registrar of a certificate evidencing the completion of the Merger in accordance with Section 323(5) of the Israeli Companies Law.

      After the Merger, the Company's ordinary shares will no longer be listed for trade on the NASDAQ Global Market and Tel Aviv Stock Exchange and the registration of the Company's ordinary shares under the U.S. federal securities laws will be terminated. It is expected that the last trading day for the Company's ordinary shares on NASDAQ will be March 19, 2010 and the last trading day on the Tel Aviv Stock Exchange will be March 21, 2010.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            STARLIMS Technologies Ltd.
                                                 (Registrant)



                                            By: /s/Chaim Friedman
                                                -----------------
                                                Chaim Friedman
                                                Chief Financial Officer



Date:  March 19, 2010